

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

VIA E-mail
Mr. George Harris
Chief Executive Officer, Chief Financial Officer and Director
Hinto Energy, Inc.
5350 South Roslyn Road, Suite 400
Greenwood Village, CO 80111

      **Re: Hinto Energy, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2013
          Filed April 15, 2014
          File No. 000-26317**

Dear Mr. Harris:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s Brad Skinner

                    Brad Skinner
                    Senior Assistant Chief Accountant